Exhibit I

                        SUMMARY OF PERTINENT INDEMNITIES

         The Mobile Energy Cogeneration Development Agreement imposes the following indemnity obligations:

         (1) If Mobile Energy exercised the option granted to it by SEI under the agreement to purchase the combustion turbine that GE was fabricating for SEI for delivery in Mobile, Alabama, then Mobile Energy agreed to either obtain a release of SEI from all obligations under the turbine contract and the related long term services agreement or indemnify SEI against any costs or liabilities it incurred under those contracts.

         (2) If Mobile Energy failed to exercise its option to purchase the combustion turbine, then SEI and Southern Energy Resources could terminate the Development Agreement, cease providing any services to be provided to Mobile Energy related to the development of the Cogen Project and terminate any contract either of them had entered into with any third party related to the development of the Cogen Project, and Mobile Energy agreed to indemnify SEI and Southern Energy Resources against any costs incurred under such contracts.

         (3) Mobile Energy indemnified SEI, Southern Energy Resources and any of their affiliates against any costs they incurred in performing development services for the Cogen Project other than costs related to the combustion turbine being manufactured by GE.

         (4) Each of Mobile Energy, Holdings, SEI and Southern Energy Resources agreed to indemnify each of the others, its affiliates, and its and its affiliates' officers, directors, agents, employees, and representatives against any costs, damages or liabilities incurred by or assessed against the indemnified party due to or resulting from personal injury, bodily injury, death or property damage suffered by a third party arising out of the negligence or willful misconduct of the indemnifying party, its affiliates or any of their officers, directors, agents, employees, contractors, guests, or representatives.

         Amendment No. 1 to the Mobile Energy Cogeneration Development Agreement provides for the following additional indemnity obligations:

         (1) To the extent that personnel of Southern Energy Resources continued to assist Mobile Energy with the development of the Cogen Project after August 11, 2000, Mobile Energy agreed to indemnify Southern Energy Resources against any liability incurred by it arising out of or related to the provision of such services not due to the gross negligence or willful misconduct of Southern Energy Resources.

         (2) If Mobile Energy exercised its option to purchase the combustion turbine, Mobile Energy agreed to indemnify SEI from and against any costs or liability incurred by SEI under the consent agreements establishing the terms under which SEI could assign the turbine contract and the long term services agreement to Mobile Energy.

         (3) If Mobile Energy exercised its option to purchase the combustion turbine and subsequently wished to sell the turbine to another party for installation at a different location, then SEI agreed that if it did not consent to such sale, it would repurchase the turbine and indemnify Mobile Energy for all costs it incurred or for any liability arising under the turbine contact or the long term services agreement.

         (4) Mobile Energy agreed to terminate the Facility Operations and Maintenance Agreement between it and Southern Energy Resources under which Southern Energy Resources operates Mobile Energy's facilities by no later than March 31, 2001, and to indemnify SERI against any liability arising under any contracts entered into by Southern Energy Resources with third parties as operator of such facilities.

         (5) SEI and Southern Energy Resources agreed to indemnify Mobile Energy and Holdings against any liability, claims, or losses of employees of Southern Energy Resources arising out of Southern Energy Resource's pension plans for unionized employees.

         (6) Mobile Energy agreed to pay up to $2 million to Southern Energy Resources to reimburse it for one half of the costs of a retention and severance plan for Southern Energy Resources' employees performing services at Mobile Energy's facilities, and SEI and Southern Energy Resources agreed to indemnify Mobile Energy for any further claims, losses or liabilities associated with such program once such amount has been paid by Mobile Energy.

         (7) Mobile Energy agreed either to obtain the release of Southern from its obligations under its guaranty of Mobile Energy's obligations under its environmental indemnity agreement with each of the three mill owners and under the mill owner maintenance reserve account agreement or to indemnify Southern against any costs or liabilities it incurred related to such obligations.

         (8) Mobile Energy and Holdings agreed to indemnify Southern for any income taxes paid by Southern or its affiliates on taxable income generated by Mobile Energy or Holdings in excess of Southern's excess loss account related to its investment in Holdings or recognized by Mobile Energy or Holdings after the tax on such excess loss account is triggered as a result of implementation of a plan of reorganization for Mobile Energy and Holdings.

         (9) Southern indemnified Mobile Energy and Holdings against any income taxes that Mobile Energy or Holdings have to pay on taxable income of Mobile Energy or Holdings that is recognized after Southern takes some action to trigger the tax on its excess loss account where such action by Southern causes the tax on such excess loss account to be triggered earlier than it would have been as a result of implementation of a plan of reorganization for Mobile Energy or Holdings.